UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: January 23, 2025	By:	/s/ Ajay Agarwal
Name: Ajay Agarwal
Title: Company Secretary and Head – Group Oversight

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this report pursuant to the General Instructions for Form 6-K.

Exhibit No. 99

Description

Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on January 22, 2025.

January 23, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on January 22, 2025

We enclose herewith the unaudited standalone and consolidated financial results of the Bank for the third quarter and nine-months ended December 31, 2024 (“Results”), along with Limited Review Report and the Press Release of the Joint Statutory Auditors in this regard. The results were duly approved by the Board of Directors at its meeting held on January 22, 2025.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight

Encl.: a/a.